                                                                    EXHIBIT (a)2

                    [Letterhead of Hallwood Realty Partners]

                                  May 14, 2003

Dear Unitholder:

         As we wrote to you in our letter of May 7, 2003, High River Limited Partnership, an affiliate of Carl C. Icahn, recently announced an offer to purchase any and all of the units of limited partnership interests of Hallwood Realty Partners, L.P. (which we refer to as the "Partnership"), for which Hallwood Realty, LLC serves as the general partner. It is important for you to know that the offer was not solicited by the Partnership and that management was not aware of the terms of the offer until the offer was announced.

         Since the offer was announced by High River, the Partnership's management and its outside legal and financial advisors have conducted a thorough review of the offer and its terms. Based on that examination, the board of directors of Hallwood Realty has reached the unanimous conclusion that THE OFFER MADE BY HIGH RIVER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE UNITHOLDERS. ACCORDINGLY, YOUR BOARD OF DIRECTORS STRONGLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR UNITS IN THE OFFER.

         Some of the factors that led Hallwood Realty's board of directors to reach these conclusions are summarized below and were considered along with other factors in reaching the recommendation. The attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission, discusses in greater detail the recommendations and responses of the Partnership with respect to the offer. We believe that the 14D-9 filing contains very important information that you should consider before you reach a decision with respect to the offer.

YOU NEED TAKE NO ACTION WHATSOEVER IF YOU DO NOT WISH TO ACCEPT THE OFFER MADE BY HIGH RIVER.

         With respect to the determination by your board of directors that the offer is not in the best interests of Hallwood's unitholders, the board of directors and its advisors considered, among other reasons, the following:

         (1) Although the offer price of $100 is above the unit market price prior to the announcement of the offer, Morgan Stanley & Co. Incorporated, the financial advisor to the board of directors of Hallwood Realty, based upon and subject to the assumptions and considerations set forth in their letter dated May 13, 2003, is of the opinion that, as of the date of their opinion, the consideration to be received by unitholders in the offer is inadequate to the unitholders (other than High River and its affiliates) from a financial point of view.

         (2) The belief of Hallwood Realty's board of directors that the price offered by High River does not reflect the value of Hallwood's assets or their potential for future growth. The market prices of the units have increased in value by an average of 57% per year from December 1995 through December 2002 and Hallwood Realty's board of directors and management are optimistic about Hallwood's future performance. The board of directors believes that our strategy of continuing to concentrate on improving the quality and consistency of its assets, coupled with selective development, acquisitions and divestitures, is likely to yield long-term returns to unitholders superior to the price offered by High River.

         The decision whether to accept the offer is your individual decision. You should know that the board of directors and management do not intend to tender any of their units. No action taken by High River or any other investor or group of investors will affect your current ownership of units, unless you elect to sell your units.

         We will continue to communicate with you during this process and keep you apprised of further developments both with respect to the offer.

         In the meantime, the Partnership has engaged the services of MacKenzie Partners, Inc. to assist with communications with unitholders and to respond to any questions you may have regarding High River's offer or the Partnership's response. You may call MacKenzie Partners toll free at (800) 322-2885 if you have any questions.

         On behalf of your board of directors, thank you for your continued interest and support of the Partnership.

                                                Sincerely,



                                                John G. Tuthill
                                                Executive Vice President
                                                Hallwood Realty, LLC